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                                                         EXHIBIT 12
                        GATX CORPORATION AND SUBSIDIARIES

           COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS
                         (IN MILLIONS EXCEPT FOR RATIOS)


                                             1993   1992    1991
Earnings available for fixed charges:
  Net income (loss)                        $ 72.7 $(16.5) $ 82.7
Add (deduct):
 Income taxes                                51.4    9.6    33.6
  Cumulative effect of accounting changes       -   45.8       -
 Equity in net earnings of affiliated companies,
    net of distributions received             8.0   31.7     1.5
 Interest on indebtedness and amortization
    of debt discount and expense            151.8  176.1   181.9
 Amortization of capitalized interest         1.1    1.1      .8
 Portion of rents representative of
    interest factor (deemed to be one-third)  31.4  25.5    20.2
                                           ------ ------  ------

Total earnings available for fixed charges $316.4 $273.3  $320.7
                                           ====== ======  ======

Preferred dividend requirements            $ 13.3 $ 13.3  $ 13.3
Ratio to convert preferred
 dividends to pretax basis (A)                197%   281%    157%
                                           ------ ------  ------

Preferred dividend factor on pretax basis    26.2   37.4    20.9
Fixed charges:
 Interest on indebtedness and amortization
    of debt discount and expense            151.8  176.1   181.9
 Capitalized interest                         2.7    4.2     5.4
 Portion of rents representative of interest
    factor (deemed to be one-third)          31.4   25.5    20.2
                                           ------ ------  ------

Combined fixed charges and
  preferred stock dividends                $212.1 $243.2  $228.4
                                           ====== ======  ======

Ratio of earnings to combined fixed charges
 and preferred stock dividends (B)           1.49x  1.12x   1.40x

 (A) To adjust preferred dividends to a pretax basis, income before income taxes and equity in net earnings of affiliated companies and, in 1992, the cumulative effect of accounting changes, is divided by income before equity in net earnings of affiliated companies and, in 1992, the cumulative effect of accounting changes.
 (B) The ratios of earnings to combined fixed charges and preferred stock dividends represent the number of times "fixed charges and preferred stock dividends" were covered by "earnings."  "Fixed charges and preferred stock dividends" consist of interest on outstanding debt and capitalized interest, one-third (the proportion deemed representative of the interest factor) of rentals, amortization of debt discount and expense, and dividends on preferred stock adjusted to a pretax basis.  "Earnings" consist of consolidated net income before income taxes, fixed charges, and, in 1992, the cumulative effect of accounting changes, less equity in net earnings of affiliated companies, net of distributions received.

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